SHUTTERFLY, INC.
2800 Bridge Parkway
Redwood City, California 94065

June 20, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Carlos Pacho, Senior Assistant Chief Accountant, AD Office 11 - Telecommunications
Inessa Kessman, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant

Re:	Shutterfly, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 14, 2017
File No. 001-33031

Ladies and Gentlemen:

On behalf of Shutterfly, Inc. (the “Company”), this letter responds to queries from the staff of the Securities and Exchange Commission (the “Commission” or “Staff”) dated May 19, 2017 and telephonic meetings dated May 26, 2017 and June 6, 2017 concerning the Form 10-K identified above.

For convenience, the Commission’s queries are repeated in bold below followed by the response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and results of operations, page 36
Basis of Presentation, page 37

1. We note your response to comment one. We note your rationale for presenting colocation costs as well as computer and network hardware and software costs incurred to run your websites and store user data in Technology and Development Expense is that such costs benefit all users of the sites, regardless of whether those users generate revenues for the Company. We also note that you considered whether your data center costs are similar to occupancy costs for retail businesses, and that although the underlying costs are different, you believe that the analogy is relevant to your considerations and support your position. Tell us in more detail how you considered the fact that in order to generate revenue from a transaction with a user, you are required to provide to that specific user, specific services consisting of the access to your website for the ability to organize, store and share photos. Regarding certain network technology costs described in your response, tell us in more detail why you believe that these costs should not be classified as cost of revenue. Also, if a portion of these costs are part of cost of revenue, it appears that you should use a reasonably methodology to allocate these costs.

Response:

Business Overview

The Company acknowledges the Staff’s comment regarding the presentation of certain technology costs incurred by the Company and believes it would be helpful to provide the Staff with an overview of the product creation process for our customers. The Company generates the majority of its revenues by marketing and manufacturing a variety of products such as greeting and stationery cards, professionally-bound photo books, personalized calendars, home décor, statement gifts, other photo-based merchandise and high quality prints. The Company manufactures most of these items in its Fort Mill, South Carolina; Shakopee, Minnesota; and Tempe, Arizona production facilities.

To place an order, users browse through a variety of merchandise available for purchase such as photobooks and cards and stationery. After product selection, a user creates a project and uploads photos from any source to personalize their merchandise. Photos can be accessed from a user’s free online Shutterfly storage location or they can be uploaded from other locations such as email, social media or their desktop. The Company does not charge its users to access its website, nor to store their unlimited number of photos on its platform nor is any purchase required to store photos. Once the project and checkout process is completed, the project is then sent to the Company’s manufacturing facilities for production. Upon completion of the production, the merchandise is shipped directly to the customer and the revenue is recognized. This timeline from order placement to shipment of product takes about one to three days on average and is defined by us as the “order to ship pathway”.

Composition of Costs of Net Revenues

The Company’s process for assignment of costs within either Cost of Net Revenues or Technology and Development Expense includes a rigorous review of all company expenditures. When expenditures occur, the Company reviews the respective expenditure to determine if it is attributable to the manufacturing of a product or related to other operating expense categories. Cost of Net Revenues for the year ended December 31, 2016 includes the following (in millions):

Materials, labor, shipping and royalties	$488.2
Depreciation and amortization:
Technology-related	49.5
Building, rental equipment and other	7.9
Total depreciation and amortization	57.4
Manufacturing facilities and other expenses	20.5
Total Cost of Net Revenues	$566.1

Materials, labor, shipping and royalties related to production of a product are classified as Cost of Net Revenues. These costs include direct materials (the majority of which consists of paper, ink, and photo book covers), shipping charges, packing supplies, distribution and fulfillment activities, third-party costs for photo-based merchandise, payroll and related expenses for direct labor and customer service.

Technology-related depreciation and amortization of $49.5 million assigned to Cost of Net Revenues is related to the Company’s order to ship pathway. Examples of capitalized costs which are depreciated or amortized and classified in Costs of Net Revenues include:

•	Engineering costs for internally developed software associated with ordering of products such as:

▪	Modification to workflow to create a personalized photobook in the order process;

▪	Software allowing swapping of images on personalized products;

▪	Software to provide automated photo suggestions to the Company’s customers;

▪	Features and functionality related to the checkout and shopping cart flow; and

▪	Modification to the code to add new products available for purchase to the order to ship pathway.

•	Depreciation on state-of-the-art digital printers, binders and other equipment used in the manufacturing of the Company’s products.

•	Amortization of acquired developed technology intangible assets used in the order to ship pathway.

Composition of Technology and Development Expenses

Technology and Development expenses for the year ended December 31, 2016 include the following (in millions):

Salaries, benefits, professional fees and other	$106.2
Depreciation and amortization	32.5
Co-location and connectivity	28.2
Total Technology and Development expenses	$166.9

Salaries and benefits costs in Technology and Development expense are associated with the maintenance and support of the Company’s website including monitoring website performance, security, and uptime, as well as costs associated with supporting the Company’s ERP and Oracle systems, corporate email, etc. Depreciation and amortization of $32.5 million and co-location and connectivity costs of $28.2 million assigned to Technology and Development expense are related to the following:

•	Costs for running and maintaining the Company’s website and photo storage costs for its users which include:

▪	Co-location and bandwidth - Costs associated with third-party datacenters; and

▪
Network and connectivity - Depreciation of hardware and software which includes switches, routers, load balancers, firewalls and associated support and maintenance that connect storage and serving devices to each other and to corporate offices and the internet.

•	Internal infrastructure systems such as:

▪	Maintenance for and upgrades to ERP and Oracle systems (these systems are not used in the manufacturing of products);

▪	Data warehouse systems and internal reporting tools and functionality; and

▪	Network security and data encryption.

•	Amortization of internally developed software such as:

▪	Photo storage system; and

▪	Automation tools to assist the Company’s development teams with project management.

Rationale Against Any Cost Allocation

The Company provides free online photo storage to its users as a marketing strategy to attract users to the Shutterfly website to browse its merchandise for sale and consider using the Company’s personalized printing services. No purchase is required to obtain free photo storage. This is not dissimilar to how other traditional retailers or ecommerce companies attract potential customers to their stores. Such costs to attract potential customers would not be included in cost of revenues as they are not a cost of the transactions with customers nor are they part of the cost of the merchandise purchased from the Company.

The Company’s co-location and bandwidth costs are driven by the number of data center racks used for storage which are primarily driven by the volume of user photos stored free of charge. While a photo needs to be uploaded for production, customers are not required to store the photo on the Company’s website prior to or after such upload in order to purchase a product. As a result, there is no correlation between the number of photos stored by the Company and the number of those photos actually used to purchase a product. For example, a user could store hundreds of photos and never purchase any personalized photo-based products. Whereas another user may store only one photo and use that one photo to create dozens of different personalized photo-based products. Furthermore, the number of photos stored with the Company does not have a correlation to the number of orders placed or the number of active customers. For example, the Company stores over 30 billion photos, which is an accumulation of user photos since the Company’s inception (the Company does not delete user photos) while only 27.1 million orders were placed during 2016 by 10 million active customers. The Company does not track the number of unique photos used in these orders. So, even if it were deemed appropriate to allocate the costs of the Company’s free photo storage between Technology and Development expense to Cost of Net Revenues, since there is no correlation between the number of photos stored and the number of photos actually used in the production of a personalized photo-based product, the Company does not believe there is a systematic or rational basis to allocate these costs and any allocation would be arbitrary.

The Company also contemplated that the cost of photo storage necessary during the production process once an order is placed until the product is shipped be allocated to cost of revenues. From a production standpoint, the Company does not need to store the photos being used in the production of personalized merchandise beyond the lead time to manufacture a product which is generally one to three days. The cost of photo storage necessary during the one to three day production process is de minimis.

Proposed Disclosures

The Company has concluded that it will provide additional language in future disclosures related to financial statement presentation of costs in Cost of Net Revenues and Technology and Development Expense in Management’s Discussion and Analysis of Financial Conditions and Results of Operations. This will provide further clarification to readers as to costs that are included in each of these line items. The Company’s proposed disclosure is below, with changes from the current disclosure underlined or deleted as applicable.

Cost of Net Revenues.   Our cost of net revenues is split between our Consumer and SBS segments and our Corporate category.

Consumer.    Cost of net revenues for the Consumer segment consists of costs ~~directly attributable~~ incurred to ~~the production of~~ produce personalized products for all of our brands~~, including~~. These costs include direct materials (the majority of which consists of paper, ink, and photo book covers), shipping charges, packing supplies, distribution and fulfillment activities, third-party costs for photo-based merchandise, payroll and related expenses for direct labor and customer service, rent for production facilities, and depreciation of production equipment ~~and~~ (primarily digital printing presses and binders) and manufacturing facilities ~~where we are the deemed owner.~~ Cost of net revenues also includes ~~any third-party software or patents licensed, as well as the~~ amortization of ~~acquired developed technology,~~ capitalized website and software development costs~~, and~~ primarily related to adding features and functionality to our website and apps to facilitate product purchases and improve the customer shopping experience. These costs include amortization of third-party software and acquired developed technology as well as patent royalties. Cost of net revenues also includes ~~certain costs associated with facility closures and~~ inventory markdowns that are part of restructuring activities.

SBS.    Cost of net revenues for the SBS segment consists of costs which are direct and incremental to the SBS business. These ~~included~~ include production costs of SBS products, such as materials, labor and printing costs and costs associated with third-party production of goods. They also include shipping costs and indirect overhead.

Corporate.    Our corporate category includes activities that are not directly attributable or allocable to a specific segment. This category consists of stock-based compensation expense and amortization of intangible assets.

Operating Expenses.     Operating expenses consist of technology and development, sales and marketing, ~~and~~ general and administrative and restructuring expenses. ~~We anticipate that each of the following categories of operating expenses will increase in absolute dollar amounts, but remain relatively consistent as a percentage of net revenues.~~

Technology and development expense consists primarily of ~~personnel~~ salaries and ~~related costs~~ benefits for employees and professional fees for contractors engaged in the ~~development and ongoing~~ maintenance and support of our ~~websites,~~ website, developing features and functionality for our free photo storage service, and developing and maintaining internal infrastructure ~~and software .~~such as our ERP, internal reporting tools and network security and data encryption systems. These expenses include depreciation of ~~the~~ computer and network hardware used to run our websites ~~and~~, store ~~the customer data~~ user photos and related data, and support our infrastructure, as well as amortization of ~~purchased~~ software used to operate such hardware. Technology and development expense also includes co-location, power and bandwidth costs.

Results of Operations, page 42
Consumer Segment, page 43

2. We note your response to comment two. Tell us whether, and why, you believe that your discussion in your earnings call regarding your dissatisfaction with consumer growth rate, Shutterfly cards and stationery results, as well as softness and declining performance in the non-Shutterfly brands are not indicative of known material trends that may have a significant impact on your future operating results and liquidity. Refer to Item 303(a)(3)(ii) of Regulation S-K. Also, tell us in more detail why you believe that discussing these factors in your MD&A is not necessary to provide sufficient insight for a reader to see the business through the eyes of management.

Response:

The Company acknowledges the comments regarding the disclosures made in the Q4’16 earnings call and disclosures made in the “Consumer Segment” and “Results of Operations” sections of the MD&A. The consumer business grew year over year both in the fourth quarter of 2016 and for the full year. The Company respectfully submits that Mr. North’s comment was in response to a question related to fourth quarter of 2016 performance relative to the Company’s guidance range; as a result, corresponding disclosure in the Form 10-K is not warranted. In addition, with the Company’s restructuring efforts underway as announced in February 2017 and referenced as a subsequent event in the Company’s Form 10-K for the fiscal year ended December 31, 2016, the Company plans to significantly simplify its consumer business as the Company re-focuses its resources, reduces overhead costs and moves towards a single consumer platform. Management’s expectations are that the restructuring initiative plans should have a positive impact on the Company’s overall performance. Consequently, management does not believe the consumer segment’s performance in the fourth quarter of 2016 is a trend that warrants disclosure in the Form 10-K.

Cards and stationery revenue for 2016 as a whole was up 4% over 2015. However, Shutterfly cards and stationery did not meet internal growth targets in the fourth quarter of 2016, with the shortfall concentrated on premium offerings such as pop-out and glitter cards. These cards and stationery specific offerings did not resonate with the Company’s customers in the fourth quarter. The Company deems this to be a consumer preference issue and does not believe this to be a trend.

With respect to softness and declining top line performance in non-Shutterfly brands, although Mr. North noted that there were declines in the non-Shutterfly brands taken as a whole, these declines are not material enough to impact the overall performance of Shutterfly. Thus, the Company does not believe this to be a material trend nor to have a material, negative impact on future operating results and liquidity.

As a result of the above, the Company respectfully submits that no additional disclosures are required.

That said, the Company will seek to be more cognizant and consistent in future earnings calls commentary and SEC filings.

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The Company believes that the above responses have addressed the Staff’s comments included in your letter of May 19, 2017. Please do not hesitate to contact the undersigned at 650-610-5181 if you have any questions regarding this submission.

Sincerely,

s/ Michael Pope

Michael Pope,
Chief Financial Officer
Shutterfly, Inc.